

July 26, 2017

Wayne Wilson
Chief Financial Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, Tennessee 37774

> **Re: Malibu Boats, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 9, 2016**
> **File No. 001-36290**

Dear Mr. Wilson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure